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                                                                    Page 1 of 7

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               SSP Solutions, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   784723 10 8
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                                 (CUSIP Number)

                                Marvin J. Winkler
                             c/o SSP Solutions, Inc.
                              17861 Cartwright Road
                                Irvine, CA 92614
                                 (949) 851-1085

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

       December 18, 2001, June 14, 2002, June 29, 2002 and August 1, 2002
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)



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CUSIP No. 784723 10 8                 13D                           Page 2 of 7

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         Marvin J. Winkler
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF             8,531 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               7,448,285 (2)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               8,531 (1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        7,448,285 (2)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,456,816
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
         30.3% (3)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
         IN
________________________________________________________________________________

(1) Represents shares vested within 60 days after December 12, 2002 under an employee stock option to purchase up to 26,250 shares.

(2) This reporting person is deemed to share voting and dispositive power over these shares with (i) JAW Lending, Inc., of which this reporting person is the vice president, secretary and beneficial owner of all of the outstanding securities, and (ii) JAW Financial, L.P., of which JAW Lending, Inc. is the general partner.

(3)  Calculated based on 24,600,830 shares outstanding as of December 12, 2002.



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CUSIP No. 784723 10 8                 13D                           Page 3 of 7

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         JAW Financial, L.P.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         California
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF             0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               7,448,285 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        7,448,285 (1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,448,285 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
         30.3% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
         PN
________________________________________________________________________________

(1) This reporting entity is deemed to have shared voting and dispositive power over these shares with (i) JAW Lending, Inc., the general partner of this reporting entity; and (ii) Marvin J. Winkler, the vice president, secretary and beneficial owner of all of the outstanding securities of JAW Lending, Inc.

(2)  Calculated based on 24,600,830 shares outstanding as of December 12, 2002.



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CUSIP No. 784723 10 8                 13D                           Page 4 of 7

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         JAW Lending, Inc.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
         OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         California
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF             0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               7,448,285 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        7,448,285 (1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,448,285 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
         30.3% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
         CO
________________________________________________________________________________

(1) This reporting person is deemed to have shared voting and dispositive power over these shares with (i) JAW Financial, L.P., the entity to which the shares were issued and in which this reporting person is the general partner; and (ii) Marvin J. Winkler, the vice president, secretary and beneficial owner of all of the outstanding securities of this reporting entity.

(2)  Calculated based on 24,600,830 shares outstanding as of December 12, 2002.



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CUSIP No. 784723 10 8                 13D                           Page 5 of 7

         This Amendment No. 1 to Schedule 13D ("Amendment") amends the Schedule 13D ("Original Schedule 13D") filed by Marvin J. Winkler ("Winkler"), JAW Lending, Inc. ("JAW Lending") and JAW Financial, L.P. ("JAW Financial") on September 27, 2001. Winkler, JAW Lending and JAW Financial are sometimes collectively referred to herein as the "Reporting Persons."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented to reflect the occurrence of the following:

         (1) As described in the Original Schedule 13D, JAW Financial acquired 6,770,528 shares of common stock of SSP Solutions, Inc. ("Issuer") in connection with the merger ("Merger") on August 24, 2001 of Litronic Merger Corp., a wholly-owned subsidiary of the Issuer ("Sub"), with and into BIZ Interactive Zone, Inc., a Delaware corporation ("BIZ"), pursuant to the terms of an Agreement and Plan of Merger dated July 3, 2001 by and among the Issuer, Sub and BIZ (the "Merger Agreement"). A copy of the Merger Agreement is attached as an exhibit to the Original Schedule 13D and incorporated herein by this reference. The 6,770,528 shares were issued to JAW Financial for investment purposes in exchange for 14,250,000 shares of BIZ common stock that JAW Financial owned prior to the Merger.

         (2) On December 18, 2001, the Issuer issued and sold to Winkler an 8% convertible promissory note in the principal amount of $375,000. The note initially was convertible into shares of the Issuer's common stock at $3.60 per share and was due and payable on December 18, 2004. On April 16, 2002, the Issuer issued to Winkler a 10% non-convertible unsecured promissory note due December 31, 2005 in the principal amount of $500,000 in connection with loans that Winkler made to the Issuer.

         (3) On June 14, 2002, JAW Financial transferred without consideration 12,500 shares of the Issuer's common stock as partial payment for finders' fees incurred by the Issuer.

         (4) On June 29, 2002, JAW Financial acquired 690,257 shares of the Issuer's common stock at the above market price of $1.30 per share in exchange for the cancellation of the $375,000 principal balance of the 8% note held by Winkler, the cancellation of the $500,000 principal balance of the 10% note held by Winkler, and the cancellation of interest due on each of those two notes through June 12, 2002.

         (5) On August 1, 2002, the Issuer granted to Winkler a ten-year option to purchase up to 26,250 shares of the Issuer's common stock at an exercise price of $1.30 per share. The option vested and became exercisable as to 20% of the underlying shares of common stock upon issuance of the option. The option is scheduled to vest and become exercisable as to the remaining 80% of the underlying shares of common stock at the rate of 1/48 per month, commencing September 1, 2002. Winkler has sole voting and dispositive power over shares underlying the option.

         Except as described in Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of



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CUSIP No. 784723 10 8                 13D                           Page 6 of 7

securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

         (a) Winkler beneficially owns 7,456,816 shares of common stock of the Issuer, which equals approximately 30.3% of the total 24,600,830 outstanding shares of common stock of the Issuer as of December 12, 2002 ("Total Shares") and includes (i) 8,531 shares vested within 60 days after December 12, 2002 under an employee stock option to purchase up to 26,250 shares and (ii) 7,448,285 shares held by JAW Financial. Each of JAW Financial and JAW Lending beneficially owns 7,448,285 shares of common stock of the Issuer held by JAW Financial, which shares represent approximately 30.3% of the Total Shares.

         (b) Winkler has sole voting and dispositive power as to the 8,531 vested option shares and shares with JAW Financial and JAW Lending voting and dispositive power over the 7,448,285 shares of common stock of the Issuer held by JAW Financial.

         (c) None of the Reporting Persons has effected any transactions in the Issuer's common stock during the past 60 days.

         (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the shares beneficially owned by the Reporting Persons, except that Winkler's spouse, Sheri Winkler, may receive proceeds as the legal owner of 50% of the outstanding shares of JAW Lending, Inc.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following exhibit:

         Exhibit No.       Description
         -----------       -----------

         99.1 Joint Filing Agreement Pursuant To Rule 13d-1(k)(1) Under The Securities Exchange Act Of 1934, As Amended, among Marvin J. Winkler, JAW Financial, L.P. and JAW Lending, Inc.



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CUSIP No. 784723 10 8                 13D                           Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           December 12, 2002
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                                    (Date)

                       /s/  Marvin J. Winkler, an individual
          ---------------------------------------------------------------------
                                 (Signature)

          JAW Financial, L.P.

                By: JAW Lending, Inc., its general partner

                  By:  /s/  Marvin J. Winkler, its vice president and secretary
          ---------------------------------------------------------------------
                                 (Signature)

          JAW Lending, Inc.

                  By:  /s/  Marvin J. Winkler, its vice president and secretary
          ---------------------------------------------------------------------
                                 (Signature)